■EXHIBIT 99.1
Changes in Affiliates (Exclusion)
1. Company to be disaffiliated:
- Company Name: Green Cheonan Co., Ltd.
- Total Asset (KRW): 11,154,535,033
- Total Equity (KRW): 4,678,978,320
- Total Liabilities (KRW): 6,475,556,713
- Purpose of the company: Build Transfer Lease (BTL) Business to maintain drain pipes
2. Name of Company Group: POSCO
3. Total Number of Affiliated Companies After Disaffiliation: 104
4. Reason for Exclusion:
Decrease in the stake in the company above owned by POSCO E&C (41.15->23.53%)